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[redacted]

13012640

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8-67294

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSTON BLAKELY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.
140203

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 PROCTOR STREET
(No. and Street)

MANCHESTER (CITY) MA (state) 01944 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN J. CONWAY 1-978-526-4014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Benjamin J. Conway swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Johnston Blakely & Company, LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

KENNETH E. DAVIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 12, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Member
Johnston Blakely & Company, LLC
Manchester, MA

In planning and performing my audit of the financial statements of Johnston Blakely & Company, LLC for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 15, 2013

Johnston Blakely & Company, LLC

Audited Financial Statements

For the Year Ended December 31, 2012

Johnston Blakely & Company, LLC
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Johnston Blakely & Co., LLC
Manchestser, MA

I have audited the accompanying statement of financial condition of Johnston Blakely & Co., LLC, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnston Blakely & Co., LLC, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 15, 2013

Johnston Blakely & Company, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	8,000
Prepaid expenses		243
	$	8,243

Liabilities and Stockholder's Equity

Liabilies:		
Accrued expense	$	-
Member's equity		8,243
	$	8,243

See accompanying notes and independent accountants' report

Johnston Blakely & Company, LLC
Statements of Income
For The Year Ended December 31, 2012

Revenues		
Investor Banking	$	18,650
Expenses:		
Professional fees		4,800
Occupancy costs		4,325
Other operating expenses		16,787
		25,912
Net Income (Loss)	$	(7,262)

See accompanying notes and independent accountants' report

Johnston Blakely & Company, LLC
Statement of Changes in Member's Equity
December 31, 2012

Member's equity at January 1, 2012	$	19,028
Member contributions		3,000
Member distributions		(6,523)
Net income (loss)		(7,262)
Member's equity at December 31, 2012	$	8,243

See accompanying notes and independent accountants' report

Johnston Blakely & Company, LLC
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

			Year to Date
Cash Provided from Operations			
Net Income (Loss)	$	(7,262)	
Adjustments			
Add:			
Accounts receivable		5,000	
Accounts payable		342	
Less:			
Prepaid expense		(270)	
Cash from Operations			**(2,190)**
Cash Flows - Invested		-	
Investing Cash Flows			**-**
Cash Flows - Financing			
Members distributions		(6,523)	
Members contributions		3,000	
Financing Cash Flows			**(3,523)**
Cash Increase (Decrease)			**(5,713)**
Cash - Beginning of Year			
Cash		13,713	
Total beginning of year			**13,713**
Cash on Statement Date			**$ 8,000**

Johnston Blakely & Company, LLC
Notes to Financial Statements
December 31, 2012

1. NATURE OF BUSINESS

Johnston Blakely & Company, LLC ("the Company") is a sole member limited liability company located in Manchester, Massachusetts. As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement. The Company is a member of the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company was formed in February 2006 and began operations as a broker-dealer in June 2006. The Company advises on and negotiates mergers, acquisitions, and private placements for established and emerging companies in the life sciences industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

Cash equivalents include all cash balances with an initial maturity of three months or less. As of December 31, 2012 the Company did not have any cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012 the company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the member of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on historical collection experience, its assessment of current economic conditions, review and assessment of the financial condition of the debtor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Certain accounting policies involve judgment and uncertainties to such an extent that materially different amounts could have been reported under different conditions or if different assumptions had been used. The Company evaluates its assumptions on a regular basis. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the determination of the collectability of accounts receivable.

Revenue Recognition

The Company enters into contracts calling for advisory fees to be paid prior to the commencement of the term of the arrangement and closing fees paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is closed. Accordingly, management recognizes advisory fees in revenue when services are performed and recognizes closing fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collectability is reasonably assured, with separate revenue recognition once each Transaction is closed. Deferred revenue results from the billing in advance of advisory fees and is recognized ratably on a monthly basis over the terms of the arrangement.

3. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2012, the date on which the financial statements were available to be issued. On January 2, 2013 the Company entered into an agreement to sell the broker dealer subject to the buyer obtaining the required regulatory approvals.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

5. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ -
Income Taxes	$ -

6. CONCENTRATIONS

The Company earned 100% of its revenue from three customers during the year ended December 31, 2012.

7. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $8,000 at December 31, 2012, which exceed required net capital of $5,000 by $3,000. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0 to 1.0.

8. RENT

The Company leases, office space in two locations. For the year ended December 31, 2012, the Company incurred $4,200 for rental expense. There is a one year lease on one space from December 1, 2011 to November 30, 2013 for $250 monthly. Future minimum lease payments are $3,000 all due in 2012.

9. INCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

SUPPLEMENTARY INFORMATION

Johnston Blakely & Company, LLC
Schedule I
Computation of Net Capital
December 31, 2012

Total member's equity	$	8,243
Less: Nonallowable assets		(243)
Net capital		8,000
Less: Capital requirement		5,000
Excess net capital	$	3,000
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0 to 1.0

There is no material difference between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

Johnston Blakely & Company, LLC
Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) _4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained
X 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) _4570

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335I]

D. (k) (3) Exempted by order of the Commission _4580

See accompanying notes and independent accountants' report